UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 4, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cimarron Software, Inc.

File No. 333-181388 - CF#29111

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Cimarron Software, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Form S-1 registration statement filed on May 14, 2012, as amended.

Based on representations by Cimarron Software, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.1   through April 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director